Vf 4-11-02

02021805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 42634

RECEIVED
MAR 2 1 2002
363
PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 East 46th Street
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-697-9870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELDMAN SABLOSKY MASSONI & COMPANY
(Name — *if individual, state last, first, middle name*)

300 Buckelew Ave. (Address) Jamesburg (City) NJ (State) 08831 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steve Dabbah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Steve Dabbah
Signature

President
Title

February 19, 2002

Robert Fisher
Notary Public
ROBERT FISHER
Notary Public State of New York
No. 31-1232555
Qualified in New York County
Commission Expires Oct. 31, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DABBAH SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2001 AND 2000

DABBAH SECURITIES CORP.
TABLE OF CONTENTS

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the accompanying balance sheets of Dabbah Securities Corp. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 31, 2002

DABBAH SECURITIES CORP.
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets:		
Cash and cash equivalents	$ 417,003	$ 161,890
Marketable securities, at market value	632,188	390,988
Investments in non-marketable securities	65,000	65,000
Deposit with clearing broker	25,000	25,000
Commissions receivable	2,094	707
Other current assets	23,796	73,475
Total Current Assets	1,165,081	717,060
Property and Equipment, less accumulated depreciation of $119,602 and $105,747, respectively	119,277	89,246
Security Deposits	3,100	3,432
Total Assets	$ 1,287,458	$ 809,738

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current Liabilities:		
Accounts payable	$ 14,301	$ 20,686
Accrued payroll and related liabilities	172	56
Income taxes payable	20,376	—
Due to former stockholder	—	4,150
Notes payable	—	5,000
Total Current Liabilities	34,849	29,892
Stockholder's Equity:		
Common stock, no par value; authorized 10,000 shares, issued 3,000 and 3,333 shares and outstanding 3,000 shares, respectively.	59,800	59,800
Additional paid-in capital	819,570	584,570
Retained earnings	373,239	139,626
	1,252,609	783,996
Less: Treasury stock - at cost, 333 shares	—	4,150
Total Stockholder's Equity	1,252,609	779,846
Total Liabilities and Stockholder's Equity	$ 1,287,458	$ 809,738

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions	$ 285,718	$ 680,798
Interest	6,426	17,806
Realized trading gains (losses)	1,131,597	(12,031)
Changes in unrealized gains (losses)	(71,547)	26,058
Other income	17,230	—
	1,369,424	712,631
Expenses:		
Trading expenses and commissions	174,360	259,614
Officer's salary	500,000	—
Other salaries	14,000	13,000
Payroll taxes	13,537	1,629
Occupancy and equipment rental	74,031	76,247
Communications	29,817	32,395
Interest	554	6,166
Membership fees	53,313	43,295
License and registration fees	5,141	5,215
Professional fees	36,184	42,844
Other operating expenses	198,051	202,458
Depreciation	13,855	13,455
	1,112,843	696,318
Income before Provision for Income Taxes	256,581	16,313
Provision for Income Taxes	22,968	2,689
Net Income	$ 233,613	$ 13,624

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Additional			Total
	Shares	Amount	Paid-In Capital	Retained Earnings	Treasury Stock	Stockholder's Equity
Balances - January 1, 2000	3,000	$ 59,800	$ 584,570	$ 126,002	$(4,150)	$ 766,222
Net Income	—	—	—	13,624	—	13,624
Balances - December 31, 2000	3,000	59,800	584,570	139,626	(4,150)	779,846
Additional Paid-in Capital	—	—	235,000	—	—	235,000
Treasury Stock Retired	—	—	—	—	4,150	4,150
Net Income	—	—	—	233,613	—	233,613
Balances - December 31, 2001	3,000	$ 59,800	$ 819,570	$ 373,239	$ —	$ 1,252,609

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities:		
Cash received from commissions and trading	$ 1,409,552	$ 696,520
Cash paid for trading, selling and administrative expenses	(1,105,257)	(682,715)
Interest received	6,426	17,806
Interest paid	(554)	(6,166)
Taxes paid	(300)	(700)
Net Cash Provided by Operating Activities	309,867	24,745
Cash Flows From Investing Activities:		
Inflows:		
Security deposit applied	332	—
Outflows:		
Purchase of marketable securities	(241,200)	(146,227)
Purchase of property and equipment	(43,886)	(26,862)
Purchase of non-marketable securities	—	(38,750)
Net Cash Used in Investing Activities	(284,754)	(211,839)
Cash Flows From Financing Activities:		
Inflows:		
Borrowings	—	5,000
Additional paid-in capital	235,000	—
Outflows:		
Repayment of notes payable	(5,000)	(12,917)
Net Cash Provided by (Used in) Financing Activities	230,000	(7,917)
Net Increase (Decrease) in Cash and Cash Equivalents	255,113	(195,011)
Cash and Cash Equivalents - Beginning of Year	161,890	356,901
Cash and Cash Equivalents - End of Year	$ 417,003	$ 161,890

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Reconciliation of Net Income to Net Cash Provided by Operating Activities		
Net Income	$ 233,613	$ 13,624
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	13,855	13,455
(Increase) Decrease in:		
Commissions receivable	(1,387)	222
Other current assets	49,679	(2,704)
Increase (Decrease) in:		
Accounts payable	(6,385)	1,685
Accrued payroll and related liabilities	116	(1,537)
Income taxes payable	20,376	—
Total Adjustments	76,254	11,121
Net Cash Provided by Operating Activities	$ 309,867	$ 24,745

See notes to financial statements.

Note 1 - The Company and Summary of Significant Accounting Policies:

The Company

The Company was organized as a corporation under the laws of Delaware on September 8, 1989, to function as a Broker Dealer. The Company's broker dealer registration was declared effective May 22, 1991.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Maintenance and repair costs are expensed when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Other Current Assets:

Other current assets consist of the following:

	2001	2000
Equity in commodities future trading account:		
Amount due from broker	$ 11,857	$ —
Open option contracts - at market	(63)	—
Net unrealized trading losses on open futures contracts	(4,247)	—
Advances to independent contractors less reserve for uncollectibility of $-0- and $-0-, respectively	—	62,015
Prepaid expenses	15,881	11,460
Sundry receivable	368	—
	$ 23,796	$ 73,475

Note 3 - Securities Owned and Sold but Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of U.S. obligations, which mature in less than one year, are held to maturity and valued at market, which approximates cost plus accrued interest.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at market value, with the change in fair value during the period included in earnings.

Investments in securities are summarized as follows at December 31, 2001:

	Owned Fair Value	Sold But Not Yet Purchased
Trading Securities:		
Common stock	$ 412,872	$ —
Held to Maturity:		
U.S. obligations	$ 219,316	$ —

Note 4 - Property and Equipment:

Property and equipment consisted of the following at December 31, 2001 and 2000.

	2001	2000
Computer equipment	$ 86,138	$ 83,752
Furniture and fixtures	67,334	67,334
Office equipment	5,145	5,145
Leasehold improvements	80,262	38,762
	238,879	194,993
Less: accumulated depreciation	119,602	105,747
	$ 119,277	$ 89,246

Depreciation expense for the years ended December 31, 2001 and 2000 amounted to $13,855 and $13,455, respectively.

Note 5 - Income Taxes:

Income tax expense for the years ended December 31, 2001 and 2000 consisted of the following:

	2001	2000
Current:		
Federal	$ —	$ —
State and local	22,968	2,689
Deferred	—	—
	$ 22,968	$ 2,689

No provision has been made for Federal and State income taxes due to the Company's election to be treated as an "S" corporation for Federal and State income tax purposes.

Note 6 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2001 and 2000, the Company had net capital of $961,285 and $516,743, which was $861,285 and $416,743 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was 27.6 to 1 and 17.3 to 1, respectively.

Note 7 - Commitments:

The Company is obligated under office leases which expire in July, 2002. The leases require the Company to pay real estate tax escalation and utilities. Future minimum lease payments are as follows:

Year Ending December 31	
2002	$ 40,536
Future Minimum Lease Payments	$ 40,536

Note 8 - Fair Value of Financial Instruments:

In accordance with Statement of Accounting Standards No.107, the Company is required to disclose the fair market value of its financial instruments, which consist of cash and cash equivalents and marketable securities. The fair value of the marketable securities are disclosed in Note 3 and the cash and cash equivalents are their carrying amounts due to their short term nature.

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT ON SYSTEM OF INTERNAL ACCOUNTING CONTROL

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the financial statements of Dabbah Securities Corp. and Subsidiaries for the years ended December 31, 2001 and 2000, and have issued our report thereon dated January 31, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Dabbah Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are expected in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Dabbah Securities Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Feldman Sabbaby Massari + Company

Jamesburg, New Jersey
January 31, 2002

DABBAH SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT - PART II A
DECEMBER 31, 2001 AND 2000

	2001	2000
Computation of Net Capital Pursuant to Rule 15c 3-1		
Total Stockholder's Equity	$ 1,252,609	$ 779,846
Less:		
Prepaid expenses	15,881	11,460
Unsecured advances	—	62,015
Property and equipment	119,277	89,246
Security deposits	3,100	3,432
Haircut on firm trading account and investments	153,066	96,950
Net Capital	$ 961,285	$ 516,743
Computation of Basic Net Capital Requirements:		
Aggregate Indebtedness	$ 34,849	$ 29,892
Minimum Net Capital required based on aggregate indebtedness	$ 2,178	$ 1,868
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net Capital Requirement	$ 100,000	$ 100,000
Excess Net Capital	861,285	416,743
Net Capital	$ 961,285	$ 516,743
Reconciliation of Net Capital with Focus Report - Part II A:		
Focus Report - Part II a:		
Excess Net Capital	$ 875,217	$ 471,199
Net Capital Requirement	100,000	100,000
Net Capital per Focus Report	975,217	571,199
Adjustments:		
Prepaid expenses	—	(2,992)
Accounts payable accrual	5,269	(8,741)
Adjustment to tax provision	(22,740)	2,836
Haircut on firm trading account and investments	—	(34,911)
Immaterial audit adjustments	3,539	(10,648)
Net Capital per Audited Computation	$ 961,285	$ 516,743

See the accompanying Independent Auditors' Report.